[METALINK LOGO]



Ofer Lavie
Chief Financial Officer
Metalink Ltd.
Tel:  972-9-9605302
Fax: 972-9-9605544
ofer@metalinkBB.com

Ranen Cohen-Orgad
Director of Investor Relations
Metalink Ltd.
Tel:   972-9-9605450
Fax:  972-9-9605399
ranenc@metalinkBB.com


Metalink To Report Sequential Revenue Growth for the Fourth Quarter


Yakum, Israel, January 13, 2005 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced its preliminary revenue outlook for the fourth quarter and twelve months ended December 31, 2004.

The Company expects that its fourth quarter revenues will reach $5.5 million to $5.7 million, compared to $5.1 million for the third quarter of 2004, an increase of approximately 10%. For the full year 2004, Metalink expects to report revenues of approximately $22 million, compared to $14.9 million reported for the full year 2003, an increase of 48%.

The increase in fourth quarter revenues reflects continued expansion of Metalink's LR-VDSL in Korea, 100Mbps VDSL shipments supporting initial deployments in Japan, and a solid demand for our symmetric DSL products in Europe.

Final results for the fourth quarter and year ended December 31, 2004 will be discussed during Metalink's conference call scheduled for January 27, 2005.

About Metalink

Metalink Ltd. (NASDAQ: MTLK) develops high performance silicon solutions revolutionizing the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's DSL and WLAN technologies are designed to enable true broadband connectivity in every home.


Metalink's DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink's innovative VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure. Metalink's chipsets are deployed in millions of DSL lines by leading service providers worldwide.


Metalink aims to redefine the home broadband experience by introducing WLANPlus(TM) - a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n standardization, WLANPlus enables room-to-room networking of multiple high-definition video streams.


Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in California, South Korea, and Japan as well as offices in Beijing, China and Atlanta, Georgia. Further information is available at http://www.metalinkbb.com

Disclaimer:

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.